Exhibit 12.3

MINUTES OF THE TWELFTH EXTRAORDINARY SHAREHOLDERS MEETING OF
DISTRIBUCIÓN Y SERVICIO D&S S.A.

In Santiago, Chile on the twenty ninth of April, in the year two thousand and two, at eleven thirty hours, at the Corporation’s office located at Presidente Eduardo Frei Montalva Avenue, number eight dot three zero one, in the Municipality of Quilicura, the shareholders met at the Extraordinary Shareholders Meeting of “DISTRIBUCIÓN Y SERVICIO D&S S.A.” represented in the manner and by the number of shares that is mentioned at the end of this minutes.

FIRST. Head Table. Mr. Felipe Ibañez Scott chaired the meeting, and Mr. Ricardo Mendoza Vivanco acted as Secretary.

SECOND: Previous Formalities. The Chairman asked to leave on record in the minutes, the compliance of all legal and regulatory formalities prior to the celebration of the meeting, with knowledge;

a.	The Extraordinary Meeting was called upon by agreement of the Board of Directors of the Corporation adopted during session number two hundred and thirteen, dated twenty seventh of March in the year two thousand and three.

b.	The notices were made by means of an advertisement that was published in the Santiago newspaper, El Mercurio, the fourteenth, seventeenth and twenty third of April in the year two thousand and three. The Chairman proposed to omit the reading of the advertisement, without detriment to the fact that such text shall be included in the minutes of the meeting, which is carried out herein, while stating that it also makes reference to the Ordinary Meeting called for such date. :

“DISTRIBUCIÓN Y SERVICIO D&S S.A.

An Open Corporation Securities Registration Number 0593

ORDINARY SHAREHOLDERS MEETING

By agreement of the Board of Directors and pursuant the incorporation Articles, an Ordinary Shareholders Meeting is hereby convened for the twenty ninth of April in the year two thousand and three, at ten thirty hours, at the Company’s offices located at the city of Santiago, Presidente Eduardo Frei Montalva Avenue, number eight thousand three hundred and one, in the municipality of Quilicura, with the purpose of:

1.	To state an opinion about the Annual Report, Balance Sheet, Income Statement and the report made by External Auditors about the Corporation to the thirty first of December in the year two thousand and two.

2.	To discuss the results of the fiscal year and about the distribution of a final dividend number thirty-five, that is, $5 per share.

3.	To set compensation for the Board of Directors, while taking into account for such purposes, the increase from seven to nine, in the number of directors as it will be presented for approval during the Extraordinary meeting that will be called hereafter.

4.	To establish compensation and a budget for the Directors’ Committee, pursuant Article 50 bis of law number eighteen thousand forty six.

5.	To appoint External Auditors and Risk Rating Agencies for fiscal year two thousand and three.

6.	To report about the agreements of the Board of Directors related to operations governed by Article 44 of the Law on Corporations.

7.	In general terms, to report about the progress of corporate business and to discuss other matters that are of interest and within the area of responsibility of the Ordinary Meeting.

DELIVERY OF THE ANNUAL REPORT AND BALANCE SHEET FOR 2002.

Pursuant to that which is stated in Article 75 of the Law on Corporations and to the Form number one thousand one hundred and eight dated January fourteen in the year nineteen hundred ninety three of the Superintendent of Securities and Insurance, the Corporation shall send the annual report and the balance sheet for fiscal year two thousand and two to those shareholders that are registered in the Registry and who hold equal to or more than twenty seven thousand four hundred and forty five shares of the Corporation.

The shareholders that hold a number of shares that is less than the aforementioned number, could request such antecedents at the Corporation’s offices located at Presidente Eduardo Frei Montalva Avenue, number eight thousand three hundred and one, in the municipality of Quilicura and at the offices of Depósito Central de Valores S.A., Securities Deposit — DCV, located at Huerfanos number seven hundred and seventy, twenty second floor, in the municipality of Santiago, where there are plenty of copies available for those shareholders that wish to have more information.

The Corporation’s consolidated statements will be published in the newspaper La Segunda in Santiago, on the seventeenth of April in the year two thousand and three.

EXTRAORDINARY SHAREHOLDERSMEETING

By agreement of the Board of Directors and pursuant the Articles of Incorporation, an extraordinary Shareholders Meeting is hereby convened for April twenty ninth in the year two thousand and three, at eleven thirty hours, which will take place after the Ordinary Shareholders Meeting that is also convened by the notice herein, at the Corporation’s office located at Presidente Eduardo Frei Montalva Avenue, number eight thousand three hundred and one, in the municipality of Quilicura, with the purpose of:

1.	To state an opinion about the amendment of the Articles of Incorporation in order to (i) increase the number of directors from seven to nine and as a result to replace its permanent ninth Article; and (ii) to schedule board meetings where one or more directors participate through technological means authorized by the Superintendent of Securities and Insurance.

2.	To state an opinion about revoking the current Board of Directors and the appointment of its 9 members, adopting interim arrangements that may be required for the purpose of its duly constitution.

3.	To state an opinion about a redrafted text of the Articles of Incorporation.

PARTICIPATION AT THE MEETING AND POWERS OF ATTORNEY
Shareholders registered in the Registry of Shareholders to the twenty third of April in the year two thousand and three are entitled to participate in the Extraordinary and Ordinary Meetings convened by the notice herein. The qualification of powers of attorney, if applicable, shall be made on the same day the meetings take place, at the venue where the meeting is held, and at the aforementioned time set for calling the respective meetings to order.

The Chairman"

c)	By means of a letter dated eleventh of April in the year two thousand and three, shareholders were summoned to participate in this assembly. By means of a letter dated March twenty eighth in the year two thousand and three, the Superintendent of Securities and Insurance and the Stock Exchange were advised of this meeting to be held.

THIRD: Notary. The Chairman asked to place on record in the minutes that the Public Notary of Santiago Mr. Iván Torrealba Acevedo participated in this Extraordinary Shareholders Meeting and that the Superintendent of Securities and Insurance did not have a representative for this assembly.

FOURTH: Participation and Powers of Attorney. The Chairman asked to place on record that on the twenty third of last April, a date when one can legally establish who has the right to participate in the meeting, there were 1.380.000.000 shares issued. Pursuant to Article 61 of the Law number eighteen thousand forty six on Corporations and the Articles of Incorporation, the Extraordinary Shareholders Meetings whose agreements require an amendment of the Articles of Incorporation, without including some of the matters whose decision require a qualified quorum, require in order to be established in the first call, a the simple majority of the shares issued.

No qualification of powers of attorney was requested and those shareholders that have been represented have their powers of attorney duly issued. The Chairman proposed that they be approved, The Meeting approved them.

The Chairman asked to place on the record that i) while a total of 1.273.058.067 shares are present or represented in the assembly, there was a 92.251% quorum of the shares issued, which is plenty for the celebration of the Meeting and for adopting agreements; and ii) the powers of attorney that were issued in blank, are useful only to give a quorum to the Meeting, which total 40.396.

FIFTH: Attendance Sheet. All shareholders present have signed the attendance list pursuant to the regulations set by the Law on Corporations, which shall be filed together with the powers of attorney of this Extraordinary Shareholders Meeting. The list of shareholders that are present and represented with the number of shares is listed at the end of the minutes.

SIXTH: Constitution of Meeting. Having complied with all legal requirements for its celebration, the Chairman declared the Meeting as constituted and called the meeting to order.

SEVENTH: Minutes of the Previous Extraordinary Meeting. The Chairman proposed to omit the reading of the minutes of the Eleventh Extraordinary Meeting, celebrated the twenty third of May in the year two thousand and two, which is signed by the shareholders or their appointed representatives for such purpose, Mr. Rodrigo Cruz Matta, Mr. Gonzalo Eguiguren Correa and Mr. Miguel Medel Salamanca, and also the Chairman of this meeting Mr. Hans Ebel Oyanedel and the Secretary Mr. Ricardo Mendoza Vivanco. The meeting approved the proposal unanimously.

EIGHTH: Signing the Minutes of the Meeting. The Meeting appointed unanimously the following shareholders that are present in the Assembly in order for them to sign the minutes of this Meeting together with the Chairman and the Secretary, whereby this minutes will be considered as approved. Mrs. Maria Isabel Díaz Velasco, Mr. Rodrigo Cruz Matta, Mr. Edmund Gransky, Mr. Gonzalo Eguiguren Correa and Mr. Fernando Larraín Cruzat. Any three of them could sign the minutes together with the Chairman and the Secretary.

NINTH: Purpose of the Meeting. The Chairman stated that, as the notice for the Extraordinary Shareholders Meeting that was advertised in the newspaper stated, its purpose is to state and opinion on matters related to the amendment of the Articles of Incorporation in order to: i) increase the number of directors from seven to nine; ii) to schedule board meetings where one or more directors participate through technological means authorized by the Superintendent of Securities and Insurance; iii) to proceed with revoking the current Board of Directors and the appointment of its nine members, while adopting interim arrangements that may be required for the purpose of their duly incorporation; and iv) to state an opinion about the redrafted text of the Articles of Incorporation.

One)	Increase the number of directors.

a) The Chairman stated that, as the mentioned notice states, for the Assembly to state an opinion about the amendment of the Articles of Incorporation that have been mentioned previously. He explained that the purpose for increasing from seven to nine the number of directors was to include in the corporate government of the Corporation, individuals that had a well known and recognized business record.

b) Therefore, it would be appropriate to appoint two new directors. However, the law does not allow a partial appointment of a Board of Directors, therefore, it would proceed to revoke the current Board of Directors and then hold a new election of the members that will be the new Board of Directors.

c) It was also noted that, the amendment of the Articles of Incorporation is not valid until it is legalized. Therefore, it is necessary to add to the Articles of Incorporation an interim Article in order to adjust the period when two directors will not be able to exercise their roles. The text of such Article will be read further ahead for the approval by the assembly. Immediately after, it was requested that Mr. Mendoza read the following proposal:

“Agreement Number One. To increase the number of directors from seven to nine and to modify Article number nine of the Articles of Incorporation, whose final version would read as follows:

“NINTH ARTICLE. Board of Directors. The Board of Directors will be made up of nine members and it will be elected every three years by the shareholders Meeting. The directors will continue with their duties after their term has expired if the Meeting called for their renewal is not celebrated; in such case, the Board of Directors shall call within thirty days to a Meeting in order to achieve the corresponding appointments. The directors may be reelected.”

Two) Scheduling Board of Directors through Technological Means. Likewise, the Chairman indicated that with the purpose of being consistent with the agreements of the Board of Directors, it would be convenient to incorporate in the Articles of Incorporation, the applicable regulations for the celebration of Board of Directors sessions where one or more of its members participate through technological means authorized by the Superintendent of Securities and Insurance. Immediately after, the Chairman requested that Mr. Mendoza read the following agreement proposal:

“AGREEMENT NUMBERS TWO. To authorize the celebration of Board of Directors sessions where one or more members participate through technological means authorized by the Superintendent of Securities and Insurance, in compliance with security measures that are ordered by Articles 47 and 48 of law number eighteen thousand forty six, amended by law number nineteen thousand seven hundred and five. With such purpose, the fifteenth Article of the Corporation’s bylaws will be amended, which will read as follows:

“FIFTEENTH ARTICLE. Constitution. Quorum: The roles of directors are carried out collectively, in a room that is legally established. All Board of Directors sessions will be established with the presence of the simple majority of the directors and the agreements will be adopted by a simple majority of participating directors. It will be understood that those directors who, despite the fact that they are not present, are actually communicating simultaneously and continuously through technological means authorized by the Superintendent of Securities and Insurance, are participating in the session through general instructions. In such case, their assistance and participation in the session will be certified under the responsibility of the Chairman or who ever plays such responsibility, and the secretary of the Board of Directors, while placing on record in the minutes of the same assembly, which must be signed and filed, if applicable, before the following ordinary session or in the nearest session to take place.

Debate and Approval of Agreements. Once the reading of the agreements concluded, the Chairman offered the floor without any shareholder asking for it. Once the proposal of agreements of the Board of Directors was presented for voting, the shareholders assembly approved the aforementioned agreements proposed by the Board of Directors, with a vote in agreement by the unanimity of the shareholders present in the assembly whose number and percentage has already been mentioned.

Three) Revoking the Board of Directors. The Chairman explained that as a result of having increased the number of directors of the Corporation from seven to nine, it would proceed to appoint two new members. However, he also added that, since the law does not allow for the partial renewal of the Board of Directors, it would be appropriate to revoke the current Board of Directors of the Corporation.

The Chairman asked Mr. Ricardo Mendoza to read the agreement proposal.

“AGREEMENT NUMBER THREE: The current Board of Directors is revoked from the Corporation”.

Debate and approval of Agreement. Once the reading concluded, the floor was open and no shareholder requested to speak. The proposed agreement was approved by the unanimity of the shareholders present, whose number and percentage has already been mentioned.

Four) Appointment of the Board of Directors. a) Having concluded with the preceding agreement to revoke the Board of Directors, the Chairman stated that the appointment of the new members would proceed.

He stated that there was a proposal in the sense that the Board of Directors should be made up of the seven individuals that were part of it until now, while also incorporating, Mr. Nicolas Ibáñez Scott and Mr. Rodrigo Cruz Matta. He explained that the mentioned individuals had distinguished qualities to hold such position given their significant experience in the supermarket industry in general and the broad knowledge they have about D&S specifically, which they acquired while holding different positions in the company.

               b) Therefore, he added, the proposal is for the Board of Directors to be made up of Mr. Felipe Ibáñez Scott; Mr. Manuel Ibáñez Ojeda; Mr. Nicolas Ibáñez Scott; Mr. Enrique Barros Bourie; Mr. Hans Eben Oyanedel; Mr. Jonny Kulka Fraenkel; Mr. Fernando Lanáin Cruzat; Mr. Gonzalo Eguiguren Correa and Mr. Rodrigo Cruz Matta.

c) The Chairman offered the floor. The A.F.P. Provida S.A. and A.F.P. Summa Bansander S.A. shareholders representatives proposed Mr. Andrés Kern Bascuñán as a Director and the Chairman requested that Mr. Kern be added as a candidate.

d) Afterwards, in compliance with that which is stated by the Superintendent of Securities and Insurance in its memo number one thousand five hundred and twenty six dated February nineteenth in the year two thousand and one, the voting took place and the vote of each of the shareholders present in the assembly that exercised his right it was placed on the record:

The vote of largest shareholders: Following is the votes of the largest shareholders:

(a)	Servicios Profesionales y de Comercialización S.A., represented by Mrs. María Isabel Díaz Velasco, holder of 562.565.935 shares, that are distributed as follows: 132.000.000 shares for Mr. Felipe Ibáñez Scott; 132.000.000 shares for Mr. Mr. Nicolas Ibáñez Scott, 132.000.000 shares for Mr. Manuel Ibáñez Ojeda, 132.000.000 shares for Mr. Enrique Barros Bourie and 34.565.935 shares for Mr. Rodrigo Cruz Matta.

(b)	Empresas Almac S.A., represented by Mr. Rodrigo Cruz Matta, holder of 179.943.140 shares, that are distributed as follows: 132.000.000 shares for Mr. Hans Eben Oyanedel and 47.943.140 shares for Mr. Rodrigo Cruz Matta.

(c)	Future Investments S.A. represented by Mr. Edmund Gransky, holder of 131.353.559 shares, which contribute towards the election of Mr. Gonzalo Eguiguren Correa.

(d)	Servicios e Inversiones ‘Trucha S.A. represented by Mr. Diego Peralta V., holder of 120.048.776 shares, which contribute towards the election of Mr. Jonny Kulka Fraenkel.

(e)	Estudios y Proyectos Comerciales e Inmobiliarios S.A., represented by Mr. Gonzalo Eguipren Correa, holder of 44.056.400 shares, which contribute towards the election of Mr. Rodrigo Cruz Matta.

(f)	El Roquerio S.A., represented by Mr. Gonzalo Eguiguren Correa, holder of 16.000.460 shares, which contribute towards the election of Mr. Jonny Kulka Fraenkel.

               Vote of the representative of ADRs: Likewise, the representative of ADR holders, Morgan Guaranty Trust Company represented by trustee Banco Santander - Santiago, who delegated its power of attorney to Mr. Sr. Fernando, Larraín Cruzat, holder of 157.943.955 shares, which contribute towards the election of Mr. Fernando Larraín Cruzat.

               Vote of representatives of Latibex: Likewise the representative of Latibex, Mr. Fernando Larraín Cruzat, for 120.000 shares, which contribute towards the election of Mr. Fernando Larraín Cruzat.

               Vote of the AFPs: It is expressly placed on the record that the shareholders AFP Provida S.A. and AFP Summa Bansander S.A., voted in the following manner in the elections for the new Board of Directors:

(a)	AFP Provida S.A., represented by Mr. Carlos Saxton Barrios, holder of 35.164.647, voted for Mr. Andrés Kern Bascuñán.

(b)	AFP Summa Bansander, represented by Mrs. Vivian Borzutzky Schachter, holder of 8.888.934, voted for Mr. Andrés Kern Bascuñán.

Votes of other shareholders:

It is expressly placed on record that shareholders voted in the following manner:

(a)	Mr. Orlando Acevedo Bustamante, for himself, holder of 7.318 shares, voted for Mr. Rodrigo Cruz Matta.

(b)	Mr. Arturo Alfaro Herrera, for himself, holder of 51.710 shares, voted for Mr. Rodrigo Cruz Matta.

(c)	Mr. Ignacio Ambia Medina, for himself, holder of 79.574 shares, voted for Mr. Rodrigo Cruz Matta.

(d)	Mr. Enrique Barros Bourie, for himself, holder of 77.950 shares; and, by power of attorney, holder of 39.573 shares, voted for Mr. Felipe Ibáñez Scott.

(e)	Mr. Rodrigo Cañas Gajardo, for himself, holder of 38.208 shares, voted for Mr. Rodrigo Cruz Matta.

(f)	Mr. Miguel Castillo Pradenas, for himself, holder of 31.369 shares, voted for Mr. Rodrigo Cruz Matta.

(g)	Mrs. Ximena Contreras Duff, for herself, holder of 5.453 shares, voted for Mr. Rodrigo Cruz Matta.

(h)	Mr. Rodrigo Cruz Matta, for himself, holder of 233.853 shares; and, by power of attorney, holder of 218.188 shares, voted for Mr. Felipe Ibáñez Scott.

(i)	Mr. Gonzalo Eguiguren Correa, for himself, holder of 170.212 shares; and, by power of attorney, holder of 135.634 shares, voted for Mr. Felipe Ibáñez Scott.

(j)	Mr. Javier Garcés Reyes, for himself, holder of 70.155 shares, voted for Mr. Rodrigo Cruz Matta.

(k)	Mr. Nicolás Ibáñez Scott, for himself, holder of 425.531 shares; and, by power of attorney, holder of 639.550 shares, voted for Mr. Rodrigo Cruz Matta.

(l)	Mr. José Manuel Ibáñez Ojeda, by power of attorney, holder of 75.579 shares, voted for Mr. Felipe Ibáñez Scott.

(m)	Mr. Felipe Ibáñez Scott, by power of attorney, holder of 790.432 shares, voted for Mr. Rodrigo Cruz Matta.

(n)	Mr. Jonny Kulka Fraenkel, for himself, holder of 72.754 shares; and, by power of attorney, holder of 2.460.711 shares, voted for Mr. Felipe Ibáñez Scott.

(ñ)	Mr. Fernando Larraín Cruzat, by power of attorney, holder of 7.272.499 shares, voted for Mr. Felipe Ibáñez Scott.

(o)	Mr. Raúl Pérez Labayru, for himself, holder of 142.765 shares, voted for Mr. Felipe Ibáñez Scott.

(p)	Mr. Álvaro Pipino Fontova, by power of attorney, holder of 3.890.082 shares, voted for Mr. Fernando Larraín Cruzat.

(q)	Mr. Ricardo Rosales Antilao, for himself, holder of 2.765 shares, voted for Mr. Felipe Ibáñez Scott.

Total votes: 1.273.017.671 shares. Abstention: 0 shares.

e) In accordance with the voting that took place, the following agreement was adopted:

     AGREEMENT NUMBER FOUR. The Extraordinary Shareholders Meeting appoints the following individuals as directors of the Corporation:

1.	Mr. Felipe Ibáñez Scott, with the vote of 142.902.483 shares.

2.	Mr. Hans Eben Oyanedel, with the vote of 132.000.000 shares.

3.	Mr. Manuel Ibáñez Ojeda, with the vote of 132.000.000 shares.

4.	Mr. Enrique Barros Bourie, with the vote of 132.000.000 shares.

5.	Mr. Jonny Kulka Fraenkel, with the vote of 136.049.236 shares.

6.	Mr. Gonzalo Eguiguren Correa, with the vote of 131.353.559 shares.

7.	Mr. Rodrigo Cruz Matta, with the vote of 128.704.775 shares.

8.	Mr. Nicolás Ibáñez Scott, with the vote of 132.000.000 shares.

9.	Mr. Fernando Larraín Cruzat, with the vote of 161.954.037 shares.

               It is placed on record that according to the votes obtained, it must be understood that the first eight directors have been elected with the votes of the controlling majority, whereby Mr. Fernando Larraín Cruzat has been appointed with the votes of the representative of ADRs, Morgan Guaranty Trust Company and Latibex.

               Mr. Felipe Ibáñez Scott; Mr. Manuel Ibáñez Ojeda; Mr. Enrique Barros Bourie; Mr. Hans Eben Oyanedel; Mr. Jonny Kulka Fraenkel, Mr. Fernando Larraín Cruzat and Mr. Gonzalo Eguiguren Correa will assume their tasks immediately and Mr. Nicolás Ibáñez Scott and Mr. Rodrigo Cruz Matta will do so as soon as the amendment of the Corporation’s bylaws, which is mentioned in Agreement Number five hereafter, is legalized.

Five) Incorporation of Second Interim Article. The Chairman stated that as it has been mentioned before, the amendment to the Corporation’s bylaws is not in force until it is legalized, therefore, it was presented for the approval of the assembly the incorporation of an interim Article that regulates the period when two directors will not be able to assume their roles. He asked Mr. Ricardo Mendoza to read the text of such proposal. The Chairman offered the floor. None of the shareholders made a statement, and as a result, the Chairman’s proposal was approved and the following agreement was adopted:

AGREEMENT NUMBER FIVE. The following interim Article is incorporated to the bylaws:

     SECOND INTERIM ARTICLE. During the Extraordinary Shareholders Meeting celebrated the twenty ninth of April in the year two thousand and two, it was agreed to amend the bylaws by increasing the number of directors from seven to nine. The same Extraordinary Shareholders Meeting also revoked the Board of Directors from their roles and the following new Board of Directors was elected: 1. Mr. Felipe Ibáñez Scott, 2. Mr. Manuel Ibáñez Ojeda, 3. Mr. Fernando Larráin Cruzat, 4. Mr. Enrique Barros Bourie, 5. Mr. Hans Eben Oyanedel, 6. Mr. Jonny Kulka Fraenkel, 7. Mr. Gonzalo Eguiguren Correa, 8. Mr. Nicolás Ibáñez Scott; and, 9. Mr. Rodrigo Cruz Matta. Due to the fact that the amendment of bylaws is not in force until it is duly legalized, the first seven directors previously mentioned will assume their roles immediately while the remaining two directors will do so as soon as the amendment of the bylaws of the Corporation are legalized.

Six) Redrafted text of Bylaws. The Chairman explained that due to the corporate amendments approved previously, it would be convenient to approve a redrafted text of the Articles of Incorporation. This redrafted text should also be adjusted in order for it to be adapted to the changes made by law number eighteen thousand forty six, especially the reform introduced in numeral 9) of its Article sixty seven, in reference to the disposal of the Corporation’s assets and the incorporation of a new numeral 12), in reference to the repurchase of shares of its own issuance, which is widely known to require a legal proxy of extraordinary quorum.

Mr. Mendoza was asked to read the proposed text. The Chairman offered the floor. No shareholder used the floor, as a result, the proposal made by the Chairman was approved whereby the following agreement was adopted:

               “AGREEMENT NUMBER SIX. The following text is set as the redrafted text of the Articles of Incorporation of the Corporation:

REDRAFTED TEXT OF ARTICLES OF INCORPORATION

SECOND SECTION.- Capital and Shares.

FIFTH ARTICLE.- Capital: The Corporation’s capital is $378.407.111.914 divided into 1.630.000.000 nominative shares of one single series, without nominal value.

SIXTH ARTICLE.- Certificates: The Certificates of the shares will be nominative and, their form, issuance, delivery, replacement, exchange, non usability, transfer and assignment, will be pursuant the rules and Regulations of Corporations, which are considered as expressly reproduced.

SEVENTH ARTICLE.- Joint Ownership: In the event the ownership of one or more shares is shared by a several individuals, co-owners may be forced to appoint only one representative on their behalf, in order to act as one shareholder before the Corporation.

THIRD SECTION.- Management.

EIGHTH ARTICLE.- Management. The corporation will be managed by a Board of Directors, without detriment to the rights that correspond to a Shareholders Meeting.

NINTH ARTICLE.- Board of Directors: The Board of Directors will be made up of nine members and it will be elected every three months by the Shareholders Meeting. The Directors will continue with their duties after their term has expired if the Meeting for their renewal has not been called; in such case, the

Board of Directors shall summons within thirty days to a Meeting in order to make the corresponding appointments. Directors may be reelected.

TENTH ARTICLE.- Board of Directors Election: For the election of the Board of Directors, each shareholder will have a vote for each share they own or represent, and he will also be able to accumulate his votes in favor of only one individual, or may also distribute them in any manner he finds to be convenient, and those individuals who in one and the same voting session result with the largest number of votes will be proclaimed as elected, until the number of Directors that must be elected are completed.

ELEVENTH ARTICLE.- Incompetencies and Conflict of Interest: The Directors will resign from their functions due to incompetence and conflicts of interest established by the law.

TWELFTH ARTICLE.- Replacements: In order to provide a replacement for any of the directors that may have resigned due to any of the causes mentioned in the previous Article, the Board of Directors will proceed to designate the replacement(s), which will assume their duties until the next Ordinary Shareholders Meeting, when the whole Board of Directors will be elected.

THIRTEENTH ARTICLE.- President, Vice President. During its first meeting, after the Ordinary Shareholders Meeting has elected the Board of Directors, the Board of Directors will elect from among its members a President, who will also be the President of the Corporation. The Board of Directors may also, appoint one or more Vice Presidents, who will replace the President, in the order that the same Board of Directors will set.

FOURTEENTH ARTICLE. SESSIONS: The Board of Directors will hold a session as often and in the place that the Board of Directors determine, while having to meet at least once a month. The Board of Directors sessions will be ordinary and extraordinary. The first will be celebrated on date that have been determined by the Board of Directors and will not require a special summons. The latter, when the Chairman specifically calls for such meetings, for himself or as a result of an indication by one or more directors, prior qualification by the Chairman about the need for such meeting, except if such is requested by simple majority of the Board of Directors, in such case, a meeting will have to necessarily be held without any previous qualification. During extraordinary sessions, only matters that are specifically mentioned in the summons may be dealt with. The call to the Board of Directors extraordinary sessions will be made by means of certified letters sent to each one of the directors, at least three days before its celebration. This term may be reduced to twenty-four hours prior, if the letter is delivered in person to the director by a Public Notary. The summons to an extraordinary session shall contain a reference to the matters to be discussed during such a session and may be omitted if all directors of the Corporation are present at the session.

FIFTEENTH ARTICLE. Constitute. Quorum: The responsibilities of a director are exercised collectively, in a room that is legally established. The Board of Directors sessions will meet formally as a body with the presence of the simple majority of the directors and the agreements will be adopted by simple majority of the directors that are present. Those directors who participate through simultaneous and continuous communication through technological means authorized by the Superintendent of Securities and Insurance will be considered as participating despite the fact that they are not physically present, through general instructions. In this case, their assistance and participation in the session will be certified under the responsibility of the Chairman, or of whoever is holding such function and the secretary of the Board of Directors, while placing this fact on record in the minutes that are drawn for the same session, which must also be signed and filed, if applicable, before the next ordinary session or in the next session that is celebrated.

SIXTEENTH ARTICLE. Authority: The Board of Directors represents the Corporation legally and out of court, and for the compliance of the corporate purpose, which must not necessarily be proven before third parties, it has all the authority for management and to dispose of, that the law or these Articles do not establish as exclusive of the Shareholders Meeting, without detriment to the legal representation that is within the authority of the Manager or of the authority that the Board of Directors provides. The Board of Directors may delegate part of their authority on to the Managers, Assistant Managers or attorneys of the Corporation, on to a director or a commission of directors and on to other individuals for purposes that are specifically established.

SEVENTEENTH ARTICLE.- Remuneration: Directors will be remunerated for their duties and it will correspond to the Ordinary Meeting to set the amount of such remuneration. The directors may receive remuneration or allowances for special services, which may be permanent or temporary, which may also be different from those of the director, which shall be authorized or approved by the Shareholders Meeting. All of these remunerations shall be considered expenses of the Corporation and as such they should entered in the accounting books.

EIGHTEENTH ARTICLE.- Minutes: All consultations and agreements made and reached by the Board of Directors will be registered in a book of minutes by any means, as long as they offer certain security that nothing could be inserted, deleted or no alteration could be made, which could affect the accuracy of the minutes, which will be signed by the directors that were present in such session. Should any of them pass away or not be able to sign the corresponding minutes due to any cause whatsoever, the respective case or obstacle will be placed on record in the same minutes. The minutes will be understood as approved from the time it is signed, in accordance with that which is stated in the preceding clause. Any director who wishes to exclude his responsibility for any act or agreement reached by the Board of Directors shall place on record in the minutes about such opposition, while such must also be notified during the next Ordinary Shareholders Meeting by who ever is acting as Chairman of such meeting. The director that finds that the minutes are not precise or that they are omitting anything, has the right to write the corresponding exclusions on the minutes before signing it.

FOURTH SECTION. The Manager

NINETEENTH ARTICLE. The Manager: The Board of Directors will appoint an individual for the title of Manager, who will have the following sphere of duties: a) oversee the immediate general management of the Corporation, in accordance with the authority and instructions he receives from the Board of Directors, and in accordance with these bylaws, and the laws and regulations that are in force; b) to participate in the Board of Directors session and Shareholders Meeting, while acting as secretary during such meetings and sessions and maintain the respective books of minutes; c) to direct and to care for internal economic order of the offices and that accounting be maintained in an orderly manner; and d) to represent legally the corporation, according to the seventh Article of the Civil Procedure Code.

FIFTH SECTION.- Shareholders Meetings.

TWENTIETH ARTICLE. Ordinary and Extraordinary Meetings. Shareholders Meetings will be ordinary or extraordinary. The first will be celebrated within the first four months of every year in order to discuss matters that are to be known by shareholders and that are mentioned in the following Article. The second could be celebrated at any one time, when it is so required because of corporate needs, in order to decide any one matter that the Law or these By-Laws present to the knowledge of such Shareholders Meetings as long as such matters are mentioned in the corresponding summons. When an Extraordinary Shareholders Meeting must state an opinion about certain matters that are of an Ordinary

Meeting, its operation and agreements will be subject to, when appropriate, to the quorum applicable to the latter type of Meetings.

TWENTY FIRST ARTICLE.- Ordinary Meetings: It is subject of an Ordinary Meeting: ONE: The review of the Corporation’s status and the review of the reports made by External Auditors and the approval or rejection of the annual report, the balance, the financial statements and demonstrations presented by managers or liquidators of the Corporation: TWO: The distribution of the profits for each fiscal year and, especially the distribution of dividends; THREE: The election or revoking of members of the Board of Directors, of liquidators and management controllers; and FOUR: In general, any matter that is of corporate interest that is not of an Extraordinary Meeting.

TWENTY SECOND ARTICLE.- Extraordinary Meetings: It is subject of an Extraordinary Meeting: ONE: The dissolution of the Corporation; TWO : The conversion, merger or division of the Corporation and the amendment of its bylaws; THREE: The issuance of bonds or debentures convertible in shares; FOUR: The disposition of the Corporation’s assets in the terms that numeral nine of Article sixty seven of the law on Corporation specifies, or the fifty percent or more of liabilities; FIVE: The issuance of real or personal guarantees in order to act as surety of any liability of third parties, except if they were affiliated corporations, in such case the approval of the Board of Directors would be plenty; and SIX: All other matters that by Law or by these Articles correspond to knowledge of or competence of the Shareholders Meeting. All matters related to number one, two, three and four may only be agreed upon at the meeting held in the presence of a Notary, who should certify that the minutes are the true expression of that which took place and was agreed upon at the meeting.

TWENTY THIRD ARTICLE. Notice of Meeting. All meetings will be called by the Corporation’s Board Directors. The Board of Directors shall call: ONE: To an Extraordinary Meeting, to be carried out within the following quarter after the date of the balance, in order to be aware of all matters of their sphere of competence; TWO : To an Extraordinary Meeting as long as, in their judgment it is justified for the interests of the Corporation; THREE:To an Ordinary or Extraordinary Meeting, which ever the case may be, when it is requested by the shareholders they represent, at least ten percent of the shares issued with a right to vote, while mentioning in such call all matters to be discussed during such Meeting. The Meetings called by virtue of the request made by shareholders shall be celebrated within the thirty days period as of the date such request is made.

TWENTY FOURTH ARTICLE. Summons: The summons to the Shareholders Meeting will take place by means of a significant advertisement that shall be published at least three times, in different days in the newspaper that is local to the Corporation’s address, that has been determined by the Shareholders Meeting or, if there is a lack of agreement on such matter or in the case the appointed newspaper has been canceled or suspended, it shall be in the Diario Oficial, at the time, in the manner and under the conditions that the Rules of Corporations state. Those Meetings where the total number of shares issued with a right to vote are present, may be duly held, despite the fact that the required formalities for the citation had not been met.

TWENTY FIFTH ARTICLE. Constitution of the Meetings. The Meetings that will be formally held at the first summons with the simple majority of the shares issued with a right to vote, that is, at least with fifty percent and one of the shares issued, and for the second summons, with those which are present or represented, which ever their number may be, and the agreements will be adopted with the simple majority, that is, at least with the half and one of the shares present or represented with a right to vote, unless the law, regulations or the current bylaws indicate a varied quorum. The ads to be placed for the second meeting, may only be published once the Meeting to be held at the first summons fail, and in any case, the new Meeting shall be called upon to be celebrated within forty five days after the date set for the Meeting that was not carried out. The Chairman or whoever is to act as such at that one moment, of the Board of Directors will act as chairman of the Meetings, and whoever has been appointed as secretary will act as secretary, if one has been appointed, or the manager in the event no one has been appointed as secretary for such meetings.

TWENTY SIXTH ARTICLE.- Participation: Only the holders of the shares registered in the Registry of Shares five working days before the date the respective Meeting is to be held, may be able to participate in the Meetings and exercise their right to speak and vote. The holders of the shares without a voting right as well as directors and Managers that are not shareholders, may participate in the Meetings with a right to speak.

TWENTY SEVENTH ARTICLE.- Powers of Attorney: Shareholders may be represented at the Meetings by another individual, even if such individual is not a shareholder. The representation shall be conferred in writing for the total number of shares, the principal may hold at such date. The form and text of the power of attorney and the qualification of the powers of attorney will be carried out pursuant that which is established by the Regulations of Corporations.

TWENTY EIGHTH ARTICLE.- Qualified Quorum: The agreements of the Extraordinary Shareholders Meeting that imply an amendment of the Articles of Incorporation, shall be adopted with a simple majority of the shares issued with a right to vote. However, the agreements related to the following matters will require the votes of two thirds of the total number of shares issued with a right to vote: ONE: The conversion of the Corporation, the division of the same and its merger with another Corporation; TWO: The anticipated dissolution of the Corporation and the setting of a term of duration; THREE: The change of corporate address; FOUR: The reduction of equity; FIVE: The approval of contributions and estimations of goods that do not consist of money; SIX: The amendment of authority reserved for the Shareholders Meeting or limitations to the authority of the Board of Directors; SEVEN: The reduction of members of the Board of Directors; EIGHT: The disposal of fifty percent or more of the Corporation’s assets, whether it includes or not its liabilities; as well as to draw up or amend any business plan that takes into account the disposal of assets for an amount that exceeds the previously mentioned percentage. For such purpose, it is assumed that they are one disposal operation, those which are improved through one or more acts related to any corporate property, during any period of twelve consecutive months; NINE: The amendment of the form of distribution of the Corporation’s profits; TEN: The issuance of real or personal guaranties in order to act as surety of third party liabilities that may exceed the fifty percent of assets, except in reference to affiliates, in which case the approval of the Board of Directors would be plenty; ELEVEN: The acquisition by the Corporation, of shares of its own issuance, under the conditions set in Articles twenty seven A and twenty seven B of the Law on Corporations; TWELVE: The restructuring of invalidity, caused by the irregularity of procedures that an amendment of bylaws may have, which includes one or more or matters as those mentioned in this Article; and THIRTEEN: The amendments to the bylaws whose objective is the creation, amendment or abolition of preferences, shall be approved with the vote of agreement of two thirds of the shares of the affected series.

TWENTY NINTH ARTICLE.- Minutes: The result of discussions and agreements at the Meetings, will be placed on record at the book of minutes, which should be carried out by the Manager of the Corporation. The minutes shall be signed by those who acted as Chairman and Secretary of the Meeting and by three Shareholders elected by them, or by all participants if they were less than three. The minutes will be considered approved as of the moment it is signed by the individuals mentioned in the previous clause. If any of the individuals appointed for signing the minutes finds that the minutes are missing certain information or are not precise, they have the right to write the omissions they feel to be appropriate before they sign it.

SIXTH SECTION. Management Control.-

THIRTIETH ARTICLE.-Auditors: The Corporation’s Ordinary Meeting will designate annually independent External Auditors, in order to examine accounting, inventory, balance and other financial statements. They shall report in writing during the next Ordinary Meeting about the fulfillment of their instructions.

THIRTY FIRST ARTICLE.- Information available to shareholders: The annual report, balance, inventories, minutes, books and information about the External Auditors, will be available to all shareholders for their review at the management’s offices of the Corporation’s, during the fifteen days prior to the date mentioned for the Shareholders Meeting. Shareholders may only ask for the review of such documents during the period mentioned previously.

SEVENTH SECTION.- Balance and Distribution of Profits.-

THIRTY SECOND ARTICLE.- Balance: The Corporation will prepare a general balance to the thirty first of December of each year.

THIRTY THIRD ARTICLE.- Annual Report: The Board of Directors shall present before the Ordinary Shareholders Meeting for their consideration an annual report well reasoned about the Corporation’s conditions during the last fiscal year, together with a general balance of the profits and loss conditions and the report on such matter presented by the External Auditors. All of these documents shall reflect clearly the net worth conditions of the Corporation upon the end of the fiscal year and the benefits obtained or the losses incurred during the same period.

THIRTY FOURTH ARTICLE.- Dividends: Unless a different agreement is adopted by the respective Meeting by the unanimity of shares issued with a voting right, the Shareholders Meeting shall allocate no less than thirty percent of liquid profits of each fiscal year to be distributed as a dividend in money if there were no losses accumulated from previous fiscal years. It would correspond for shareholders registered in the Registry of Shareholders on the fifth working day prior to the date set for the payment, to receive dividends.

THIRTY FIFTH ARTICLE.- Temporary Dividends: The Board of Directors will be able to, under the personal responsibility of the directors that reach the respective agreement, distribute temporary dividends during the fiscal year, with charges to profits of the same, as long as there are no accumulated losses.

EIGHTH SECTION.- Dissolution and Liquidation

THIRTY SIXTH ARTICLE.- Dissolution: The Corporation is dissolved due to causes that are mentioned by the law.

THIRTY SEVENTH ARTICLE.- Liquidation: Once the Corporation is dissolved, the words “in liquidation” will be added to its name, and the Shareholders Meeting shall appoint a Commission of three members that will proceed with its liquidation. The election will take place as mentioned in the tenth

Article. The liquidating commission will appoint from among its members a President, who will represent the Corporation. The Liquidating Commission will proceed to carry out the liquidation with subjection and pursuant the law and the agreements that legally correspond to the Shareholders Meeting, without detriment to the fact that its instructions may be revoked to the cases specified by the law. Despite that which has been mentioned in the previous Articles, the liquidation will not proceed, if the Corporation is to dissolve because all of its shares are in the hands of only one individual.

NINTH SECTION. General Provisions.-

THIRTY EIGHTH ARTICLE.- Arbitration: The difficulties that may come up between the Corporation or its Board of Directors and the Shareholders, or between shareholders because of an application, compliance or interpretation of this contract, whether it is during the life of the Corporation or while its liquidation is pending, shall be resolved by an arbitrating arbitrator, designated by mutual agreement by the interested parties, who will become aware of the matter in question without any prior judgment, and whose final resolution cannot be appealed. In the event there is no mutual agreement among the parties, the arbitrator shall be designated by the Civil Judge of Santiago that may correspond, in such case, the arbitrator shall be by right and the appointment shall be for one individual who is or has chaired at the university Civil Law or Commercial Law for more than five years at a well known university that is recognized by the State of Chile.

THIRTY NINTH ARTICLE. Additional Regulations: In every matter that is not foreseen in these bylaws, the legal or regulatory provisions in force for Corporation shall be applied, as long as it is not a matter whose resolution or decision corresponds to the Shareholders Meeting.

INTERIM ARTICLES: First Transitory Article. The Corporation’s capital of three hundred and seventy eight thousand four hundred and seven million one hundred eleven thousand nine hundred fourteen pesos, which is divided and represented by one thousand six hundred and thirty million nominative shares of one single series without nominal value, is subscribed and paid and will be subscribed and paid in the following manner: a) with the amount of two hundred and fourteen thousand seven hundred eighty four million six hundred eleven thousand nine hundred and fourteen pesos which corresponds to one thousand three hundred and eighty million of nominative shares of one single series and without nominal value which is the Corporation’s capital subscribed and paid pursuant the balance of the same to the thirty first of December in the year two thousand and two, an amount that includes the proportional distribution of the revaluation of the stockholder’s equity capital to the mentioned date, while such balance has been approved by the ordinary shareholders meeting of the Corporation celebrated the twenty ninth of April in the year two thousand and three; and, b) with the amount of one hundred and sixty three thousand six hundred twenty two million five hundred thousand pesos which correspond to two hundred and fifty million nominative shares of one single series and without nominal value, and amount that corresponds to the increase of capital approved during the extraordinary shareholders meeting of the Corporation celebrated on the twenty third of May in the year two thousand and two, which will be subscribed and paid pursuant that which has been agreed during such meeting and through one or more sales, as determined by the Board of Directors of the Corporation, which was expressly authorized by the mentioned meeting, with a period of three years as of the date the mentioned meeting took place. In reference to the referred to capital increase, the meeting celebrated the twenty third of May in the year two thousand and two, agreed to give the authority to the Board of Directors of the Corporation to: i) determine to carry out one or more placements with charges to the shares that correspond to the increase of capital; ii) to decide the opportunity, the beginning and the end of each of the mentioned placement periods, iii) to determine the amount of shares offered in each of such placements; iv) to proceed with the issuance of such shares; v) to represent and to have the Corporation be represented at the subscription of the same; vi) to carry out all other acts that may be necessary and plenty for the placement of such shares. vii) to stamp current certificates or to print others in replacement, while keeping on record in both cases the number of shares that the equity is divided into, viii) to have that which is required for the exchange of old certificates for the new ones, in such case, ix) to set publication dates of the option or options and the initiation and end of the period or periods for subscription and payment., and, x) to decide and agree on all other matters, minutes, modes or circumstances that may come up in reference to the increase of equity agreed upon during this extraordinary shareholders meeting, including the execution, on its own or through representatives, of all arrangements that may be necessary before the Securities Exchange Commission and other individuals, entities and authorities that may be necessary for the registration in the United States of America, the option of preferential subscription which corresponds to the holders of American Depositary Receipts or ADRs issued by the Corporation.

Second Transitory Article. During the Corporation’s Extraordinary Shareholders Meeting held on the twenty ninth of April in the year two thousand and three, it was agreed to amend the bylaws in order to increase the number of directors from seven to nine. During the same Extraordinary Meeting, the Board of Directors was revoked from its responsibilities, while the following new Board of Directors was appointed: 1. Mr. Felipe Ibáñez Scott, 2 Mr. Manuel Ibáñez Ojeda, 3. Mr. Fernando Larráin Cruzat, 4. Mr. Enrique Barros Bourie, 5. Mr. Hans Eben Oyanedel, 6. Mr. Jonny Kulka FraenkeI, 7. Mr. Gonzalo Eguiguren Correa, 8. Mr. Nicolas Ibáñez Scott; and, 9. Mr. Rodrigo Cruz Matta. Since the amendment made to bylaws is not effective as long as it is not duly legalized, the first seven directors mentioned will initiate their responsibilities immediately, while the remaining two directors do so as soon as the amendment of the Corporation’s by laws is duly legalized.”

TENTH. Abridgement to a Public Instrument. The Chairman stated that since some of the agreements adopted by this Extraordinary shareholders Meeting included the amendment of bylaws, it would be required to abridge to a public instrument the minutes of this session. It was then proposed that for this purpose the General Manager Mr. Cristóbal Lira Ibáñez, and Mrs. María Isabel Díaz Velasco and Mr. Carlos Court Astaburuaga would count on the required authority to abridge the minutes of this Extraordinary Shareholders Meeting to a public instrument, as soon as it is signed by the individuals appointed by the assembly for such purpose, in addition to the Chairman and the Secretary, whereby it would be considered as approved, and in order to initiate all other required processes for the legalization of the amended bylaws agreed upon. It was finally proposed to provide the required authority to the General Manager, Mr. Cristóbal Lira Ibáñez and Mr. Ricardo Mendoza Vivanco in order for any one of them to communicate to the Superintendent of Securities and Insurance and to the Stock Exchange, about the agreements adopted by the Meeting, such as relevant or essential events, as well as to send a copy of the minutes of this meeting, its subsequent abridgement to a public instrument and the filing of the summary in a notary registry book. The proposal was approved unanimously.

ELEVENTH. End of Session.

Having complied with the purpose of the summons, the chairman adjourned the session at twelve forty-five hours. The Chairman thank all shareholders for their participation in this Extraordinary shareholders Meeting.

TWELFTH. Attendance. The following individuals were present for themselves or by power of attorney at the Extraordinary shareholders Meeting:

	Number of own shares
Name of Participant	or by Power of Attorney	Total Shares

Acevedo B., Orlando	for himself	7.318
Alfaro H., Arturo S.	for himself	51.710
Ambia M., J. Ignacio	for himself	79.574
Barros B., Enrique	by power of attorney	39.573
	for himself	77.950
Borzutzky S., Vivian	by power of attorney	8.888.934
Cañas G., Rodrigo	for himself	38.208
Castillo P., Miguel	for himself	31.369
Contreras D., Ximena	for herself	5.453
Cruz M., Rodrigo	by power of attorney	180.161.328
	for himself	233.853
Diaz V., M. Isabel	by power of attorney	562.565.935
Eguiguren C., Gonzalo	by power of attorney	60.192.494
	for himself	170.212
Garcés R., Javier	for himself	70.155
Granski, Edmund	by power of attorney	131.353.559
Ibáñez S., Nicolas C.	by power of attorney	639.550
	for himself	425.531
Ibáñez O., Manuel	by power of attorney	75.579
Ibáñez S., Felipe	by power of attorney	790.432
Kulka F., Jonny	by power of attorney	2.460.711
	for himself	72.754
Larrain C., Fernando	by power of attorney	165.336.454
Peralta V., Diego	by power of attorney	120.048.776
Pérez L., Raúl	for himself	142.765

	Number of own shares
Name of Participant	or by Power of Attorney	Total Shares

Pipino F., Álvaro	for himself	3.890.082
Rosales A., Ricardo	for himself	2.765
Saxton B., Carlos	by power of attorney	35.164.647
Blank powers of attorney received		40.396
TOTAL 1.273.058.067 shares

FOURTEENTH. Signing the Minutes.

/s/ Mrs. M. Isabel Díaz Velasco	/s/ Mr. Rodrigo Cruz Matta

Mrs. M. Isabel Díaz Velasco	Mr. Rodrigo Cruz Matta

/s/ Mr. Fernando Larraín Cruzat	/s/ Mr. Felipe Ibáñez Scott

Mr. Fernando Larraín Cruzat	Mr. Felipe Ibáñez Scott Chairman

/s/ Mr. Ricardo Mendoza Vivanco

Mr. Ricardo Mendoza Vivanco Secretary

NOTARY CERTIFICATE. The Notary that signs this document certifies that: One) He was present at the meeting that the preceding minutes mention which corresponds to the twelfth Extraordinary Shareholders Meeting of “Distribución y Servicio D&S S.A.”, celebrated the twenty ninth of April in the year two thousand and three, at eleven thirty hours, at Presidente Eduardo Frei Montalva Avenue, number eight thousand three hundred and one, in the municipality of Quilicura. Two) That the holders of shares that are mentioned at the end of the minutes were present at the mentioned Meeting, such attendance was maintained during the whole Meeting, especially, at the moment the agreements were made. Three) That a total of 1.273.058.067 shares issued by the Corporation were present. Four) That the agreements adopted by the Meeting were approved by unanimity of the shares that were present with a voting right, except the election of directors, whose voting has been mentioned in the minutes. Five) That the preceding minutes are a true expression of that which was agreed at the Extraordinary Shareholders Meeting. Six) That the minutes has been signed by the individuals appointed for such purpose.

Santiago, twenty ninth of April, two thousand and three.

/s/ Mr. Iván Torrealba Acevedo
Mr. Iván Torrealba Acevedo Public Notary